Exhibit 8.1
LIST OF SIGNIFICANT SUBSIDIARIES OF SILICONWARE PRECISION INDUSTRIES CO., LTD.

	Jurisdiction of	Percentage Ownership
Company	Incorporation	As of December 31, 2007

SPIL (B.V.I.) Holding Limited	British Virgin Islands	100%
Siliconware Investment Company Ltd.	Republic of China	100%
Siliconware U.S.A. Inc.	United States of America	100%
SPIL (Cayman) Holding Limited	Cayman Islands	100%
Siliconware Technology (Suzhou) Limited	People's Republic of China	100%